
August 30, 2021

Peter Tassiopoulos
Chief Executive Officer
Sphere 3D Corp
895 Don Mills Road
Bldg. 2, Suite 900
Toronto, Ontario, Canada M3C 1W3

>   **Re: Sphere 3D Corp**
>   **Registration Statement on Form F-3**
>   **Filed August 26, 2021**
>   **File No. 333-259092**

Dear Mr. Tassiopoulos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Eric Hellige